September 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Attention: Austin Pattan

RE:	Sphere 3D Corp.

Registration Statement on Form F-3

Filed August 26, 2021

File No. 333-259092

Ladies and Gentlemen:

Sphere 3D Corp. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 P.M., Eastern Time, on Thursday, September 2, 2021, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Commission or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at peter.tassiopoulos@sphere3d.com or Eric M. Hellige of Pryor Cashman LLP, outside counsel to the Company, at ehellige@pryorcashman.com (Tel: 212-326-0846).

Very truly yours,

/s/ Peter Tassiopoulos
Peter Tassiopoulos
Chief Executive Officer

cc:	Eric M. Hellige, Esq.